Exhibit 4.11

UPM-KYMMENE CORPORATION STOCK OPTIONS 2005

In its meeting on 1 February 2005 the Board of Directors of UPM-Kymmene Corporation (UPM-Kymmene or Company) (Board of Directors) has resolved to propose to the Annual General Meeting of Shareholders to be held on 31 March 2005 that stock options be issued to the key personnel of UPM-Kymmene and its subsidiaries (UPM-Kymmene Group) and to a wholly owned subsidiary of UPM-Kymmene on the following terms and conditions:

I TERMS AND CONDITIONS OF THE STOCK OPTIONS

1. Number of Stock Options

The number of stock options issued shall be 9,000,000, which entitle to subscribe for a total of 9,000,000 shares in UPM-Kymmene.

2. Stock Options

Of the stock options 3,000,000 shall be marked with the symbol 2005F, 3,000,000 shall be marked with the symbol 2005G and 3,000,000 shall be marked with the symbol 2005H.

The persons to whom stock options shall be issued shall be notified in writing by the Company about the offer of stock options. The stock options shall be distributed to the recipient when he or she has accepted the offer of the Company. Stock option certificates shall, upon request, be delivered to the stock option owner at the start of the relevant share subscription period unless the stock options have been transferred to the book-entry securities system.

3. Right to Stock Options

The stock options shall, with deviation from the shareholders’ pre-emptive right to subscription, be issued to the key personnel of the UPM-Kymmene Group and to Unicarta Oy (Unicarta), a wholly-owned subsidiary of UPM-Kymmene. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the stock options are intended to form part of the UPM-Kymmene Group’s incentive and commitment program for the key personnel.

4. Distribution of Stock Options

The Board of Directors shall decide upon the distribution of the stock options. Unicarta shall be granted stock options to such extent that the stock options are not distributed to key personnel of the UPM-Kymmene Group. The Board of Directors of UPM-Kymmene shall later on decide upon the further distribution of the stock options granted to Unicarta to the key personnel employed by or to be recruited by the UPM-Kymmene Group.

Upon issue all stock options 2005G and 2005H shall be granted to Unicarta.

5. Transfer of Stock Options and Obligation to Offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Company shall keep the stock options on behalf of the stock option owner until the beginning of the share subscription period. The stock option owner has the right to acquire the possession of the stock options when the relevant share subscription period begins. Should the stock option owner transfer his/her stock options, such person is obliged to inform the Company about the transfer in writing without delay. The Board of Directors may, as an exception to the above, permit the transfer of a stock option also before such date.

Should a stock option owner cease to be employed by or in the service of the UPM-Kymmene Group, for any other reason than the death or retirement of the employee, before 1 October 2008, such person shall, without delay, offer to the Company, free of charge, the stock options for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person’s employment or service. In case the reason for the termination of employment or service is a disability or pension retirement, the stock option owner is obliged to offer to the Company, free of charge, such stock options, which are freely transferable after over two (2) years from the retirement. In case the reason for the termination of employment or service is the death of the stock option owner, the death estate has the same above-mentioned obligation. The Board of Directors can, however, in the above-mentioned cases, decide that the stock option owner is entitled to keep such stock options or a part of them, which are under offering obligation.

Regardless of whether the stock option owner has offered his/her stock options to the Company or not, the Company is entitled to inform the stock option owner in writing that the stock option owner has lost his/her stock options on the basis of the above-mentioned reasons. If the stock options have been transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company, to request and get transferred all the stock options, which are under offering obligation, from the stock option owner’s book-entry account to the book-entry account appointed by the Company without the consent of the stock option owner. In addition, the Company is entitled to register transfer restrictions and other restrictions concerning the stock options to the stock option owner’s book-entry account without the consent of the stock option owner.

II TERMS AND CONDITIONS OF THE SHARE SUBSCRIPTION

1. Right to Subscribe for New Shares

Each stock option entitles its owner to subscribe for one (1) new share in UPM-Kymmene. The book equivalent value of each share is EUR 1.70. As a result of the subscriptions the share capital of UPM-Kymmene may be increased by a maximum of EUR 15,300,000 and the number of shares by a maximum of 9,000,000 new shares.

Unicarta, as a subsidiary of UPM-Kymmene, shall not be entitled to subscribe shares in UPM-Kymmene on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be

• for stock options 2005F	1 October 2006 - 31 October 2008,
• for stock options 2005G	1 October 2007 - 31 October 2009 and
• for stock options 2005H	1 October 2008 - 31 October 2010.

The share subscription shall take place at the head office of UPM-Kymmene or possibly at another location to be determined later. The subscriber shall transfer the respective stock option certificates with which he/she subscribes shares to the Company, or in case the stock options have been transferred to the book-entry securities system, the stock options with which shares have been subscribed shall be deleted from the subscriber’s book-entry account. Payment of shares subscribed shall be effected upon subscription to the bank account appointed by the Company. The Company shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall be:

•	for stock option 2005F the trade volume weighted average quotation of the UPM-Kymmene share on the Helsinki Exchanges between 1 January and 28 February 2005 with an addition of ten (10) per cent,

•	for stock option 2005G the trade volume weighted average quotation of the UPM-Kymmene share on the Helsinki Exchanges between 1 January and 28 February 2006 with an addition of ten (10) per cent and

•	for stock option 2005H the trade volume weighted average quotation of the UPM-Kymmene share on the Helsinki Exchanges between 1 January and 28 February 2007 with an addition of ten (10) per cent.

From the share subscription price of stock options shall, as per the dividend record date, be deducted the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the book equivalent value of the share.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

Dividend rights of the shares and other shareholder rights shall commence when the increase of the share capital has been entered into the Trade Register.

6. Share Issues, Convertible Bonds and Stock Options before Share Subscription

Should the Company, before the subscription for shares, increase its share capital through an issue of new shares, or issue of convertible bonds or stock options, so that the shareholders have pre-emptive right to subscription, a stock option owner shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed by virtue of stock options remains unchanged. If the number of shares that can be subscribed for by virtue of one stock option should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7. Rights in Certain Cases

If the Company reduces its share capital before the share subscription, the subscription right accorded by the terms of the stock option shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the share subscription, the stock option owner shall be given an opportunity to exercise his/her subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option owner shall, before the merger or division, be given the right to subscribe for the shares with his/her stock options within the period of time determined by the Board of Directors. After such date no subscription right shall exist. In the above situations the stock option owner has no right to require that the Company redeems the stock options from him/her for market value.

If the Company, after the beginning of the period of subscription, resolves to acquire its own shares by an offer made to all shareholders, the stock option owners shall be made an equivalent offer. In other cases acquisition of the Company’s own shares does not require the Company to take any action in relation to the stock options.

In case, before the end of the subscription period, a situation, as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining shareholders, or a situation, as referred to in Chapter 6 Section 6 of the Finnish Securities Market Act, or a situation, as referred to in Section 12 in the Articles of Association, arise, the stock option owners shall be entitled to use their right of subscription by virtue of the stock option within a period of time determined by the Board of Directors, or they shall be entitled to have an equal right to that of a shareholder to sell their stock options to the redeemer. A shareholder who possesses over 90% of the shares of the Company has the right to buy the stock option owner’s stock options for market value.

If the number of the Company’s shares is changed, while the share capital remains unchanged, the share subscription terms and conditions shall be amended so that the relative proportion of shares available for subscription with the stock options to the total number of the Company’s shares, as well as the share subscription price total, remain the same.

Converting the Company from a public company into a private company shall not affect the terms and conditions of the stock options.

8. Dispute Settlement

The laws of Finland shall be applied to these terms and conditions. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

9. Other Matters

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, including those amendments and specifications to the terms and conditions, which are not considered essential. Other matters related to the stock options are decided on by the Board of Directors. The stock option documentation is kept available for inspection at the head office of UPM-Kymmene in Helsinki.

The Company is entitled to withdraw the stock options which have not been transferred, or with which shares have not been subscribed for, free of charge, if the stock option owner acts against these terms and conditions, or against regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against regulations by authorities.

These terms and conditions have been made in Finnish and English. In case of any discrepancy between the Finnish and English terms and conditions, the Finnish terms and conditions are decisive.